P.E.
4-30-02

02032355

1-14838

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of April 2002

Rhodia

(Translation of registrant's name into English)

26, quai Alphonse Le Gallo
92512 Boulogne-Billancourt

France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosures: A press release dated April 29, 2002 announcing the first quarter 2002 results.

PRESS RELEASE

EMBARGO MONDAY, APRIL 29, 2002 – 8:30 AM

RESULTS FOR THE FIRST QUARTER OF 2002

IMPROVEMENT IN OPERATING EARNING CAPACITY

Paris, April 29, 2002 – Rhodia today published its results for the first quarter of 2002. Highlights for the first three months and the main points of comparison with the fourth quarter of 2001 are as:

- **Slight improvement in business activities compared with the fourth quarter of 2001 in what continues to be a depressed economic environment**
- **Growth in EBITDA and in Operating Income.**
- **Implementation of the Group's divestment program: announced of the sales of paper latex production and hazardous industrial waste treatment activities.**

RESULTS FOR THE FIRST QUARTER OF 2002

Unaudited figures
In millions of euros

Q1 2001		Q4 2001	Q4 2001 (Recurrent basis*)	Q1 2002**	*% compared with Q4 2001 (recurrent basis)*
1,979	Net sales	1,688	1,688	**1,711**	*+1.4%*
240	EBITDA	73	182	**197**	*+ 8.2%*
108	Operating income	- 95	60	**78**	*+ 30%*
26	Net Result (after minorities)	- 156	7	**7**	=

* *Excluding exceptional items particularly charges for restructuring and amortization of goodwill*
** *Excluding amortization of goodwill (€13 million)*

- **Gradual improvement in operating earning capacity**

For the first quarter of 2002, Rhodia reported **net sales** of €1,711 million, down 13.5% compared with the same period last year. On a comparable basis (constant structure and exchange rates), net sales declined by 8.6% with a 2.3% fall in prices and 6.3% decline in volumes. Compared with the fourth quarter of 2001, net sales (constant exchange rates) were stable in a continuing difficult economic environment.

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) declined by 18% compared with the first quarter of 2001. Nevertheless, for the second quarter in succession, the Group benefited from lower raw material prices and improved its operational performance. For the first three months of 2002, EBITDA improved by 8%, rising from €182 million in the fourth quarter of 2001 (recurrent basis) to €197 million in the first quarter of 2002. On the same basis of comparison, the EBITDA/Sales ratio rose from 10.8% to 11.5% (against 12.7% in the first quarter of 2001), and **Operating Income** increased 30% from €60 million to €78 million.

Net Income of €7 million, excluding amortization of goodwill (€13 million), was identical to the recurrent net income posted for the fourth quarter of 2001.

- **Results per Division**

Q1 2001	**In millions of euros**	**Q4 2001 Recurrent basis**	**Q1 2002**	**Change compared with recurrent Q4 2001**
	Fine Organics			
334	*Net sales*	288	311	**+ 8%**
39	*EBITDA*	27	31	**+14.8%**
11.7%	*EBITDA/Sales*	9.3%	10%	**+0.7**
	Consumer Specialties			
623	*Net sales*	495	501	**+1.2%**
55	*EBITDA*	45	59	**+31.1%**
8.8%	*EBITDA/Sales*	9.1%	11.8%	**+2.7**
	Industrial Specialties			
305	*Net sales*	291	296	**+1,7%**
31	*EBITDA*	35	37	**+5.7%**
10.2%	*EBITDA/Sales*	12%	12.5%	**+0.5**
	Polyamide			
408	*Net sales*	338	324	**-4.1%**
59	*EBITDA*	40	38	**-5%**
14.5%	*EBITDA/Sales*	11.8%	11.7	**-0.1**
	Services & Specialties			
255	*Net sales*	236	234	**- 1%**
51	*EBITDA*	44	41	**-6.8%**
20%	*EBITDA/Sales*	18.6%	17.5%	**-1.1**

➢ **Fine Organics**

Despite a difficult business environment, the Life Science Systems Enterprise registered the first positive impact from the restructuring operations launched at the end of last year. The weak performance in analgesics was partially offset for the Pharmaceutical Ingredients Enterprise by strong growth in excipients. Sales by Rhodia ChiRex increased significantly since the beginning of the year. The Perfumery & Specialties Enterprise saw its margins restored to satisfactory levels despite the absence of strong market demand.

➢ **Consumer Specialties**

The Division resisted well during the first quarter of the year despite the persistent difficulty of the business environment confirming the improving trend in its results. The market launch of new products led to an increase in the profitability of cosmetics and detergents businesses. The Phosphorus and Performance Derivatives Enterprise achieved a sharp recovery in sales while Specialty Phosphates continued to suffer from disappointing volumes.

➤ **Industrial Specialties**

Division businesses recorded slight growth in a business environment characterized by persistently weak demand.. Silicones suffered from intense competition in the United States while Silica Systems saw its business activities recover in Asia. The Paper Coatings & Construction Materials Enterprise posted higher levels of profitability.

➤ **Polyamide**

The first quarter of the year reflected the impact of what continues to be an extremely difficult economic environment overall in the textile and electronics markets, which reached a low point in January followed by a more positive trend since the beginning of February.

➤ **Services & Specialties**

While Eco Services suffered from downward pressure on the prices charged for sulfur products in Europe, Acetow continued to post strong earnings. Electronics & Catalysis saw the early signs of improvement in its activities.

- **Outlook**

The Group anticipates the following developments in the second quarter of the year:

- Greater possibilities for passing on price increases owing to the improvement in volumes, which should permit the recent increase in the price of petrochemical raw materials to be absorbed.
- Positive operational cash flow, dedicated primarily to financing the ongoing restructuring operations.
- Tight management of capital spending.
- Continuation of the asset divestment program.

This press release and a detailed presentation of the results for the first quarter of 2002 will be available on Rhodia's website beginning at 8:30 am (Paris time): **www.rhodia.com**

Rhodia *is one of the world's leaders in specialty chemicals providing products and services to the automotive, health care, fragrance, apparel, electronics, personal care and environmental markets. Rhodia generated net sales of €7.2 billion in 2001 and employs 27,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.*

Contacts

Press Relations
Jean-Christophe Huertas Tel: 33-1 55 38 42 51
Lucia Dumas Tel: 33-1 55 38 45 48

Investor Relations
Angélina Palus Tel: 33-1 55 38 42 99
Sylvie Marchal Tel: 33-1 55 38 41 79

CONSOLIDATED INCOME STATEMENT*

(€m)	1st Quarter 2001	1st Quarter 2002
Net sales	1,979	1,711
EBITDA	240	197
Operating profit	108	78
Equity in earnings of affiliated companies	-1	-7
Interest expenses	-54	-38
Other gains and losses	-11	-16
Provision for income taxes	-13	-8
Minority interests	-3	-2
Net result after minorities	26	7

* *Un-audited accounts*

1st QUARTER RESULTS*

Historical Basis

(€m)

	3 Months 2001	3 Months 2002	Change %
RHODIA (consolidated)			
Net sales	**1,979**	**1,711**	**-13.5%**
EBITDA	**240**	**197**	**-17.9%**
Fine Organics			
Net sales	334	311	-6.9%
EBITDA	39	31	-20.5%
Consumer Specialties			
Net sales	623	501	-19.6%
EBITDA	55	59	7.3%
Industrial Specialties			
Net sales	305	296	-3.0%
EBIDA	31	37	19.4%
Polyamide			
Net sales	408	324	-20.6%
EBITDA	59	38	-35.6%
Services & Specialties			
Net sales	255	234	-8.2%
EBITDA	51	41	-19.6%
Others			
Net sales	54	45	
EBITDA	5	-9	

* *Un-audited accounts*

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2002

RHODIA

By: ______________
Name: Pierre PROT
Title: Chief Financial Officer